SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: August 26, 2008	Commission File Number: 001-34100

PETROFLOW ENERGY LTD.
(Translation of registrant’s name into English)
Suite 970, 717 — 7th Avenue S.W.
Calgary, Alberta, Canada T2P 0Z3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐       Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Exhibits 99.2 and 99.3 to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements under the Securities Act of 1933: Form S-8 (File No. 333-152902).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 26, 2008

PETROFLOW ENERGY LTD.
(Registrant)

By:	/s/ Duncan Moodie

	Name:	Duncan Moodie
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Exhibit Description

99.1	News Release dated August 22, 2008, “Petroflow Energy Ltd. Announces Q2 2008 Financial Results”

99.2	Interim consolidated financial statements for the period ended June 30, 2008

99.3	Management discussion and analysis for the three and six-months ended June 30, 2008

99.4	Form 52-109F2 — Certification of interim filings — CEO

99.5	Form 52-109F2 — Certification of interim filings — CFO